Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,
(Dollars in thousands)	2012	2011	2010	2009	2008
Earnings:
Income before income taxes and noncontrolling interest	$406,966	$438,674	$435,417	$298,049	$328,055
Plus fixed charges	102,495	100,475	88,932	98,207	113,942
Earnings	$509,461	$539,149	$524,349	$396,256	$441,997

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$89,296	$87,612	$77,494	$87,313	$103,904
Estimated interest factor of rental expense	13,199	12,863	11,438	10,894	10,038
Fixed Charges	$102,495	$100,475	$88,932	$98,207	$113,942

Ratio of Earnings to Fixed Charges (1)	4.97	5.37	5.90	4.03	3.88

Rent expense	82,494	80,391	71,486	68,086	62,739
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.